QUARTZ MOUNTAIN RESOURCES LTD.
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604) 684-6365 Fax: (604) 684-8092

INFORMATION CIRCULAR
as at December 15, 2006

This Information Circular is provided in connection with the solicitation of proxies by the management of Quartz Mountain Resources Ltd. (the “Company”) for use at the annual and special general meeting (the “Meeting”) of its shareholders to be held on January 19, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “the Company”, “we” and “our” refer to Quartz Mountain Resources Ltd. “Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. All dollar figures presented herein are in Canadian dollars ($) unless otherwise stated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

This information circular and related material is being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in your request for voting instructions.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed December 11, 2006 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of December 15, 2006 the Company had 13,399,422 fully paid and non-assessable Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred Shares. As at December 1, 2006 there are no Preferred Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, no person beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

The following documents filed with the securities commissions or similar regulatory authority Alberta, British Columbia and Ontario are specifically incorporated by reference into, and form an integral part of, this information circular:

  Audited financial statements for the fiscal year ended July 31, 2006, report of the auditor and related management discussion and analysis filed on Sedar on November 28, 2006.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the Company at 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone no. (604) 684-6365 or fax no. (604) 681-2741. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at four (4).

The term of office of each of the current four directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s four nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at December 15, 2006.

Nominee Position with the Company and Province and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled (1)
Rene G. Carrier President and Director North Vancouver, British Columbia	Since January 2000	150,000 common shares
Brian F. Causey Director Tsawwassen, British Columbia	Since January 2003	Nil
T. Barry Coughlan Director Vancouver, British Columbia	Since January 2005	Nil
Gordon J. Fretwell Director, Secretary Vancouver, British Columbia	Since January 2003	Nil

Notes:

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

RENE G. CARRIER – President, Director

Mr. Carrier is a past Vice-President of Pacific International Securities Inc. for ten years where he worked until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies. Mr. Carrier is, or was within the past 5 years, an officer and/or a director of the following companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Continental Minerals Corporation	Director	February 2001	Present
Rockwell Ventures Inc.	Director	April 1993	Present
	President	April 1993	November 2000
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	Present
International Royalty Corporation	Lead Director	June 2003	Present

BRIAN F. CAUSEY, B.Comm., C.A. – Director

Mr. Causey holds a B.Comm. degree and was admitted to the Institute of Charted Accountants of British Columbia in 1971. Formerly a partner of Peat Marwick Thorne (now KPMG LLP) (1969-1977), Mr. Causey is currently director of Project Finance for Hunter Dickinson Inc., a position he was appointed to in 2001. Mr. Causey is, or was within the past 5 years, an officer and/or a director of the following companies:

Company	Position(s) Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Zenith Transport Ltd.	President and Chief Executive Officer	1981	2001

T. BARRY COUGHLAN, B.A. - Director

Mr. Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company. Mr. Coughlan is, or was within the past 5 years, an officer and/or a director of the following companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Continental Minerals Corporation	Director	May 2006	Present
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002

GORDON J. FRETWELL, B.Comm. LLB. – Director, Secretary

Mr. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Continental Minerals Corporation	Director	February 2001	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Rockwell Ventures Inc.	Secretary	March 1998	Present
	Director	March 1998	September 2006
Antarex Metals Ltd.	Director	December 2000	September 2002
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	VP of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Pine Valley Mining Corp.	Director	August 2003	Present
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	CFO	November 2005	January 2006

APPOINTMENT OF AUDITOR

Davidson & Company, Chartered Accountants, 1200 – 609 Granville Street, PO Box 10372, Vancouver, British Columbia, V7Y 1G6, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has a charter that sets out its mandate and responsibilities. A copy of the audit committee charter is filed and available on Sedar.

Composition of the Audit Committee

The members of the audit committee are Rene G. Carrier, Brian F. Causey and Gordon J. Fretwell. Brian F. Causey is the only independent member of the audit committee. All members are considered to be financially literate.

Relevant Education and Experience

Mr. Carrier is a past Vice-President of Pacific International Securities Inc. for 10 years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring and raising venture capital funds for junior companies.

Mr. Causey holds a B.Comm. degree and is a Chartered Accountant. He is formerly a partner of Peat Marwick Thorne (now KPMG LLP), and has since 2001, been the Director of Project Finance for Hunter Dickinson Inc., a private company which provides geological, corporate development, administrative and management services to and incurs third party costs on behalf of the Company.

Mr. Fretwell holds a B.Comm. degree and graduated from the University of British Columbia with a Bachelor of Law degree. He is formerly a partner in a large Vancouver law firm, and has, since 1991, been a self-employed solicitor in Vancouver practicing primarily in the areas of corporate and securities law.

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board of Directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company’s auditors, Davidson & Company, have not provided any material non-audited services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. The audit committee considers and approves requests and recommendations from management regarding the use of non-audit services to be provided by the Company’s auditors.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by Davidson & Company to the Company to ensure auditor independence. Fees incurred by Davidson & Company for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended July 31, 2006	Fees Paid to Auditor in Year Ended July 31, 2005
Audit Fees(1)	C$ 20,000	C$ 23,307
Audit-Related Fees(2)	–	–
Tax Fees(3)	C$ 2,800	C$ 1,800
All Other Fees(4)	–	–
Total	C$ 22,800	C$ 25,107

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1.	Board of Directors

a)

Oversee Management of the Company. The principal responsibilities of the Board are to oversee the management of the Company and, in so doing, serve the best interests of the Company on behalf of its shareholders. These responsibilities require that the directors attend to the following:

•

review and approve on a regular basis, and as the need arises, fundamental operating, financial, and other strategic corporate plans which take into account, among other things, the opportunities and risks of the business;

		•	evaluate the performance of the Company, including the appropriate use of corporate resources;

		•	evaluate the performance of, and oversee the progress and development of, senior management and take appropriate action, such as promotion, change in responsibility and termination;

		•	implement senior management succession plans;

		•	evaluate the Company’s compensation programs;

•

establish a corporate environment that promotes timely and effective disclosure (including appropriate controls, procedures and incentives), fiscal accountability, high ethical standards and compliance with applicable laws and industry and community standards;

	•	evaluate the Company’s systems to identify and manage the risks faced by the Company;

	•	review and decide upon material transactions and commitments;

	•	develop a corporate governance structure that allows and encourages the Board to fulfill its responsibilities;

	•	provide assistance to the Company’s senior management, including guidance on those matters that require Board involvement; and

	•	evaluate the overall effectiveness of the Board and its committees.

b)

Independence. The Board will ensure it has at all times at least the minimum number of the members of the Board who meet applicable standards of director independence. For members of the Audit Committee, director independence is to be determined in accordance with those legal and stock exchange independence standards applicable to the Company’s Audit Committee. Those standards are appended to the Audit Committee Charter. For other purposes, the Board will, from time to time, establish independence standards that (i) comply with applicable legal and stock exchange requirements and (ii) are designed to ensure that the director does not have, directly or indirectly, a financial, legal or other relationship with the Company that would reasonably interfere with the exercise of independent judgment in carrying out the responsibilities of the director.

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, if any of the Company’s current executive officers or served at the same time on that entity’s compensation committee, is deemed to have a material relationship as is any individual who (or whose family members or partners) received direct directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The independent members of the Board of Directors of the Company are Brian Causey and Barry Coughlan. Two of the four directors of the Board are independent, and two directors are officers of the Company.

2. Directorships

See section entitled “Election of Directors” in this Information Circular for disclosure on other reporting issuers that the current directors are associated with now or in the past.

3. Orientation and Continuing Education

a)

Director Orientation. The Board and the Company’s senior management will conduct orientation programs for new directors. The orientation programs will include presentations by management to familiarize new directors with the Company’s projects, strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors. In addition, the orientation program will include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties and visits to Company headquarters and, to the extent practical, certain of the Company’s significant facilities.

b)

Continuing Education. To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company will provide the directors with suggestions to undertake continuing director education, the cost of which will be borne by the Company.

4. Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. If there is a change in the number of directors required by the Company, this policy will be reviewed.

6. Compensation

Compensation for the directors and Chief Executive Officer is determined by the Board.

7. Other Board Committees

The Board has no other committees other than the Audit Committee.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Rene G. Carrier (1) President and Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil 700 (2) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason (3) Principal Accounting Officer	2006 2005 2004	8,709 2,991 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	Rene G. Carrier was appointed as President of the Company on June 16, 2005.
(2)	This amount represents US$571 paid to Euro-American Capital Corporation, a private company controlled by Rene G. Carrier for management services.
(3)	Jeffrey R. Mason has been Principal Accounting Officer since January 22, 2005.

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

No share options were granted to the Named Executive Officers during the financial year July 31, 2006 and no share options were exercised by the Named Executive Officers during the financial year ended July 31, 2006. The value of outstanding options held by the Named Executive Officers at July 31, 2006, was nil.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation of Directors

The Company paid $79,545 (US$69,407) for rent and administrative services and professional fees to a private company of which two of the directors of the Company, Rene Carrier and Barry Coughlan, are directors of other public companies in common with certain of the directors of the private company.

These transactions were in the normal course of operations and were measured at the exchange amount, which represented the amount of consideration established and agreed to by the related parties.

There are no other arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the “Plan”) which was previously approved by shareholders on January 21, 2004. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan is a “fixed” plan and provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 1,900,000 Common Shares. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended July 31, 2006.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders – share option plan (the Plan)	Nil	Nil	1,900,000
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	Nil	Nil	1,900,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended July 31, 2006, or has any interest in any material transaction in the current year other than as set out herein.

Hunter Dickinson Inc. (“HDI”) is a private company with certain directors in common with the directors of the Company. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. These costs are included in office and administration expenses. HDI is located at the same address as the Company.

During the year ended July 31, 2004, the Company completed a private placement with HDI of 1,510,000 units comprised of one Common Share and one share purchase warrant at a price of $0.28 per unit. The share purchase warrants were subsequently exercised in the year ended July 31, 2006.

Euro-American Capital Corporation, a B.C. company is a private company controlled by Rene G. Carrier, a director and officer of the Company, that provides management services to the Company based on the fair market value of those services.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Management Services Agreement

All of the directors serve together on a number of boards of directors of other publicly listed companies. A cost sharing arrangement exists between a number of these companies pursuant to administrative and geological service agreements (dated December 1996) with Hunter Dickinson Inc. (“HDI”), a private company owned equally by nine public companies including Quartz Mountain Resources Ltd., which provides engineering, geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, these companies on a full cost recovery basis. During the year ended July 31, 2006, such services rendered and expenses reimbursed amounted to $79,545 (US$69,407). The executive compensation disclosed herein is included in this amount and the compensation was paid by HDI to the named executives.

PARTICULARS OF MATTERS TO BE ACTED UPON

Share Option Plan

At the Company’s annual general meeting held on January 21, 2004, shareholders approved a share option plan in which 1,900,000 shares were reserved for issuance (the “Existing Plan”).

The board of directors of the Company proposes that shareholders adopt a new share option plan (the “New Plan”) which will use a “rolling” number of shares rather than a “fixed” number of shares. The board of directors have recommended that under the New Plan, a maximum of 10% of the issued and outstanding Common Shares of the Company at the time an option is granted, less any outstanding options, will be reserved for issuance as options to be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”) under the New Plan. In other words, while the New Plan is in effect, there can never be more than 10% of the Company’s issued and outstanding Common Shares reserved for issuance under the New Plan at any point in time. Currently, the Company has 13,399,426 Common Shares issued and outstanding. As at the date hereof there are no options outstanding. Initially, 1,339,942 Common Shares will be available for options granted under the New Plan. Options granted under the Existing Plan will be rolled into and be deemed to be granted under the New Plan. It is the responsibility of the Company’s board of directors to ensure that the provisions of the New Plan are adhered to. This type of plan is called a “rolling’ plan.

The Company is currently listed on the NEX of the TSX Venture Exchange (“TSXV”). The New Plan requires shareholder and TSXV approval.

Eligible Optionees

Under the policies of TSXV, to be eligible for the issuance of a stock option under the New Plan an Optionee must either be a director, officer, employee, consultant or an employee of a company providing management or other services to the Company or a subsidiary at the time the option is granted.

Options may be granted only to an individual or to a non-individual that is wholly owned by individuals eligible for an option grant. If the option is granted to a non-individual, it must provide the TSXV with an undertaking that it will not permit any transfer of its securities, nor issue further securities, to any individual or other entity as long as the option remains in effect, without the consent of the TSXV.

Material Terms of the Plan

The following is a summary of the material terms of the New Plan:

(a) all options granted under the New Plan are non-assignable, non-transferable and exercisable for a period of up to 5 years (10 years if the Company becomes a Tier 1 issuer on the TSXV);

(b) for stock options granted to employees or service providers (inclusive of management company employees), the Company must ensure that the proposed Optionee is a bona fide employee or service provider (inclusive of management company employees), as the case may be, of the Company or any subsidiary;

(c) if an Optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such Optionee may be exercised within 90 days after the date of such Optionee ceases to be employed or act as an officer or director (30 days if the Optionee is engaged in Investor Relations Activities and the Company is a Tier 2 issuer);

(d) the minimum exercise price of an option granted under the New Plan must not be less than the Discounted Market Price (as defined in the policies of the TSXV);

(e) no Optionee can be granted an option or options to purchase more than 5% of the outstanding listed shares of the Company in any one year period; and

(f) Options granted under the Existing Plan will be deemed to have been granted under the New Plan and will be subject to the terms and conditions of the New Plan.

Recommendation

The Company is of the view that the New Plan permits the Company to attract and maintain the services of executives, employees and other service providers with other companies in the industry. A full copy of the New Plan will be available for inspection at the Meeting. Directors will also have the authority to amend the New Plan to reduce, but not increase the benefits to its participants if in their discretion it is necessary or advisable in order to obtain any necessary regulatory approvals.

At the Meeting shareholders will be requested to approve an ordinary resolution, with or without variation, that the Company adopt the New Plan and reserve up to 10% of its issued and outstanding Common Shares at any time until the next annual meeting for issuance under the New Plan, subject to regulatory approval.

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The New Plan may also be considered at future annual meetings.

The board of directors recommends that you vote in favour of the above resolution.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Additional information relating to the Company may be obtained free of charge from Sedar at www.sedar.com and upon request from the Company’s Secretary at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, telephone number: (604) 684-6365 or fax number (604) 684-8092.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the Secretary of the Company at Suite 1020 – 800 West Pender Street, Vancouver, BC V6C 2V6, telephone: (604) 684-6365. These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, December 21, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

Rene G. Carrier
President